UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: RETIREMENT OF NON-EXECUTIVE DIRECTOR FROM BOARD AND BOARD COMMITTEE AND APPOINTMENT OF LEAD INDEPENDENT DIRECTOR AND REMUNERATION COMMITTEE CHAIRPERSON





Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "Company")

RETIREMENT OF NON-EXECUTIVE DIRECTOR FROM BOARD AND BOARD COMMITTEE AND APPOINTMENT OF LEAD INDEPENDENT DIRECTOR AND REMUNERATION COMMITTEE CHAIRPERSON

In compliance with section 3.59 of the JSE Limited Listings Requirements, shareholders are advised of the following change to the board of directors of the Company (the Board):

Mr H G Dijkgraaf, having served on the Sasol Board since 2006, informed the Company that he will retire from the Board and as Lead Independent Director of the Company, effective 30 April 2018. Accordingly, he will also step down as a member of the Nomination and Governance Committee and as the chairman of the Remuneration Committee. The retirement of Mr Dijkgraaf is consistent with the Board's succession plan for directors.

The Board chairman, Dr M S V Gantsho said: "I thank Mr Dijkgraaf for his immeasurable contribution and dedication to Sasol over nearly 12 years as non-executive director and member of various board committees, and moreover, for his steadfast independence and guidance in the role of lead independent non-executive director. The Board wishes him well in his retirement."

Mr M J N Njeke will succeed Mr Dijkgraaf as Lead Independent Director on 1 May 2018 and Ms M E K Nkeli will succeed Mr Dijkgraaf as Chairperson of the Remuneration Committee on 1 May 2018.


26 February 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited








SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: 26 February, 2018				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary